Exhibit 99.1

Press Release Paris, February 25, 2022

Communication From Technip Energies – Situation Ukraine Russia

Technip Energies (PARIS: TE) is closely monitoring the situation in Russia and Ukraine. The safety of our people and their families is, as always, our first priority. To date, continuity of operations is not affected.

As a leading and responsible engineering and technology company, we have a long experience of managing contracts in difficult and complex environments. We understand the contractual mechanisms and protections which are crucial to mitigate risk and to sustain the performance of the company which will be presented during our forthcoming annual earnings release on Thursday March 3rd, 2022.

As a result of this prudent approach, we are able to invest in our strategy and to pay dividend to our shareholders as previously announced in our capital allocation framework.

Technip Energies is a global and diversified player. Our strategy is centered on helping our clients deliver the energy transition – and this is more relevant than ever.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO 2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies is listed on Euronext Paris with American depositary receipts (“ADRs”) traded over-the-counter in the United States.
For further information: www.technipenergies.com.

Important Information for Investors and Securityholders

Forward-Looking Statement

Press Release Paris, February 25, 2022

This release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Press Release Paris, February 25, 2022

Contacts

Investor relations	Media relations

Phil Lindsay	Stella Fumey
Vice-President Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 (1) 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey
Investor.relations@technipenergies.com	media_@technipenergies.com

Jason Hyonne
Press Relations & Social Media Lead
Tel: +33 1 47 78 22 89
Email: Jason Hyonne
media_@technipenergies.com